                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio,
UMB Scout Money Market Fund, Inc. - Prime Portfolio
     and
the Securities and Exchange Commission:

RE:    UMB Scout Money Market Fund, Inc. - Federal Portfolio
       UMB Scout Money Market Fund, Inc. - Prime Portfolio
       Form N-17f-2
       File Number 811-3528

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2004. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

      Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2004, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

      - Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

      - Reconciliation of all such securities to the books and records of the Company and the Custodian;

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

      In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

      This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ BKD, LLP

Kansas City, Missouri
August 31, 2004

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

      811-3528                                       June 30, 2004

2. State Identification Number:

AL   25683              AK   60038239         AZ   8466                AR   60004615        CA   504-5889        CO   IC-91-02-935

CT   214194             DE   5513             DC   60012559            FL   *               GA   SC-1505         HI   *

ID   48842              IL   60004376         IN   85-0335IC           IA   I-26312         KS   83S0000723      KY   M34790

LA   89367              ME   MFN207987        MD   SM19 980023         MA   03036846        MI   935638          MN   R-28088.1

MS   MF-98-01-003       MO   Q-MT-1282        MT   9203                NE   22646           NV   *               NH   *

NJ   MF-0645            NM   14070            NY  S 28-88-54           NC   *               ND   U558            OH   37103

OK   SE-2084910         OR   2001-1465        PA   87-08-113MF         RI   *               SC   MF11226         SD   10198

TN   RM03-1991          TX   C 39436-003-12   UT   006-6364-13         VT   1/16/98-19      VA   117738          WA   60019820

WV   MF-24126           WI   341389-03        WY   20516               PUERTO RICO

Other (specify):

      *Indicates Fund is registered in state but state does not issue identification numbers
       Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
        UMB Scout Money Market Fund, Inc. - Federal Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
        803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

      811-3528                                       June 30, 2004

2. State Identification Number:

AL   25684               AK   60038240        AZ   8467                AR   60004614          CA   504-5889      CO   IC-91-02-935

CT   214193              DE   5514            DC   60012560            FL   *                 GA   SC-1505       HI   *

ID   48843               IL   60004376        IN   85-0335IC           IA   I-26311           KS   98S0001427    KY   M34790

LA   89367               ME   MFN207988       MD   SM19 980022         MA   03036845          MI   935639        MN   R-28088.1

MS   MF-98-01-008        MO   Q-MT-1282       MT   33721               NE   11062             NV   *             NH   *

NJ   MF-0645             NM   14068           NY   S275320             NC   *                 ND   U559          OH   37103

OK   SE-2084911          OR   2001-1465       PA   87-08-113MF         RI   *                 SC   MF11227       SD   10199

TN   RM03-1991           TX   C 39437-003-12  UT   006-6364-13         VT   1/16/98-18        VA   117738        WA   60019821

WV   MF-24127            WI   341388-03       WY   20516               PUERTO RICO

Other (specify):

           *Indicates Fund is registered in state but state does not issue identification numbers
            Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)

3. Exact name of investment company as specified in registration statement:
         UMB Scout Money Market Fund, Inc. - Prime Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)
         803 West Michigan Street, Suite A, Milwaukee, WI 53233

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

      We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio and UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2004 and from April 30, 2004 through June 30, 2004.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2004 and from April 30, 2004 through June 30, 2004, with respect to securities reflected in the investment account of the Company.

UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO
UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO

By   /s/ Larry Schmidt
   -----------------------------------------
     Larry Schmidt, Senior Vice President